Exhibit 99.2

10 June 2022

Midatech Pharma PLC

(“Midatech” or the “Company”)

An Update to MTX110 Study in Pediatric Patients with DIPG to be Presented at

The International Symposium on Pediatric Neuro-Oncology, Hamburg, Germany (ISPNO 2022)

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), an R&D biotechnology company focused on improving the bio-delivery and biodistribution of medicines, is pleased to announce that investigators from Columbia University Irving Medical Center and NewYork-Presbyterian will present interim results from their ongoing Phase 1 study on Midatech’s MTX110 in Diffuse Intrinsic Pontine Glioma (“DIPG”) at The International Symposium on Pediatric Neuro-Oncology (“ISPNO 2022”) that will take place on 12-15 June 2022 in Hamburg, Germany. The presentation is titled: “A Phase I study examining the feasibility of intermittent convection-enhanced delivery (CED) of MTX110 for the treatment of children with newly diagnosed diffuse midline gliomas.”

The presentation will take place on 13 June 2022 in the neurosurgery section of the conference, at 10.30 am CEST. The investigators will show first data on seven out of the ten planned patients on the safety of MTX110 (a water-soluble formulation of panobimostat) in patients with DIPG. This study uses an implantable pump and catheter system that allows for continuous intratumoral administration of the study drug without the need for repeated surgery. The study continues its recruitment.

The agenda of the meeting may be found here:

https://www.ispno2022.de/program/scientific-program/

Commenting, Dmitry Zamoryakhin, CSO of Midatech, said: “The presentation by the investigators from Columbia University Irving Medical Center and NewYork-Presbyterian will show first data on the safety of MTX110 use in patients with DIPG. This study uses an implantable pump and catheter system that allows for continuous intratumoral administration of the study drug without the need for repeated surgery. The same device is going to be used in another study of MTX110 in adult patients with recurrent glioblastoma, which we aim to begin in the second half of 2022.”

About MTX110

MTX110 is a water-soluble form of panobinostat free base, achieved through complexation with hydroxypropyl-β-cyclodextrin (HPBCD), that enables convection-enhanced delivery (CED) at potentially chemotherapeutic doses directly to the site of the tumour. Panobinostat is a hydroxamic acid and acts as a non-selective histone deacetylase inhibitor (pan-HDAC inhibitor).  The currently available oral formulation of panobinostat lactate (Farydak®) is not suitable for treatment of brain cancers owing to poor blood-brain barrier penetration and inadequate brain drug concentrations.   Based on favourable translational science data, MTX110 is being evaluated clinically as a treatment for DIPG (NCT03566199, NCT04264143) and recurrent medulloblastoma (NCT04315064), and preclinically for treatment of glioblastoma (SNO 2020 Abstract TMOD-27). MTX110 is delivered directly into and around the patient's tumour via a catheter system (e.g. CED or fourth ventricle infusions) to bypass the blood-brain barrier. This technique exposes the tumour to very high drug concentrations while simultaneously minimising systemic drug levels and the potential for toxicity and other side effects. Panobinostat has demonstrated high potency against DIPG tumour cells in in vitro and in vivo models, and in a key study it was the most promising of 83 anticancer agents tested in 14 patient-derived DIPG cell lines (Grasso et al, 2015. Nature Medicine 21(6), 555-559).

For more information, please contact:

Midatech Pharma PLC
Dmitry Zamoryakhin, CSO
Tel: +44 (0)29 20480 180
www.midatechpharma.com

Strand Hanson Limited (Nominated and Financial Adviser)
James Dance / Matthew Chandler / Rob Patrick
Tel: +44 (0)20 7409 3494

Turner Pope Investments (TPI) Limited (Joint Broker)
Andrew Thacker (Corporate Broking) Tel: +44 (0)20 3657 0050
IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)
Alyssa Factor
Tel: +1 (860) 573 9637
Email: afactor@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.